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International Release no. 1236 File No. 70-9669


CERTIFICATE OF NOTIFICATION

(RULE 24)

SECURITIES AND EXCHANGE COMMISSION

BY

Scottish Power plc

     In accordance with the order of the Securities and Exchange Commission dated December 6, 2000, Holding Company Act Release No. 27290(the "Order"), Scottish Power plc ("ScottishPower")hereby submits its report for the period October 1, 2001 to March 31, 2002(the "Reporting Period"). The following is a listing of the applicable reporting requirements contained in the Order (each, a "Reporting Requirement"), together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order.

In this report, a conversion ratio of 1 GBP to 1.424 USD has been used.

Reporting Requirement No. 1: The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by ScottishPower during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans.

     Response: Ordinary shares were issued by ScottishPower as detailed in the following table.


                                       Market Price/
Date   No. of ScottishPower           And Sale Price
         Ordinary                   Details per share(if        Proceeds               Proceeds
         Shares Issued               other than market)            GBP                   USD


         1,901,136                   (pound)4.03               (pound)7,670,492        $10,922,781




Debt securities were issued by ScottishPower as detailed in the following table.



                                    Initial
         Acquiring                  Principal        Interest          Term of                         USD
         Company                    Amount           Rate              Loan                            at 3/31/02

         Royal Bank                 $71,200,000      4.393750%         12/20/01-02/20/02
         of Scotland plc            $71,200,000      4.362500%         02/20/02-03/20/02
                                    $71,200,000      4.362500%         03/20/02-04/22/02$71,200,000

         Bank of Tokyo              $71,200,000      4.476100%         12/20/01-01/21/02
         Mitsubishi                 $71,200,000      4.415625%         01/21/02-02/21/02
                                    $71,200,000      4.415625%         02/21/02-03/21/02
                                    $71,200,000      4.525625%         03/21/02-04/22/02$71,200,000


Reporting Requirement No. 2: The amount of guarantees issued during the reporting period by ScottishPower or PacifiCorp, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.


     Response: No guarantees were issued by ScottishPower or PacifiCorp during the reporting period.


Reporting Requirement No. 3: ScottishPower's aggregate investment, as defined under rule 53, in EWGs and FUCOs as of the end of the reporting period in dollars and as a percentage of


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ScottishPower's consolidated retained earnings, and a description of EWG and
FUCO investments made during the reporting period.

         Response:

A. As of March 31, 2002, ScottishPower's consolidated retained earnings calculated in accordance with U.S. GAAP was USD $3,197 million.

B. ScottishPower's aggregate investment, as defined in Rule 53, in EWGs and FUCOs as of March 31, 2002 was USD $2,117 million.

C. ScottishPower's aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was 66% as of March 31, 2002.

D. During the reporting period no EWG and FUCO investments were made. The aggregate investment in FUCOs decreased as a result of exchange rate effects.

Reporting Requirement No. 4:   The aggregate amount of securities and the
aggregate amount of guarantees issued and outstanding by ScottishPower or if not exempt under the Act, by PacifiCorp since the date of the Order.

         Response:  Please see Exhibit A-1 attached hereto.


Reporting Requirement No. 5: A list of the securities issued by the Intermediate Holding Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified

                                    Initial
Issuing     Acquiring              Principal         Interest     Term of                       USD
Company     Company                 Amount             Rate         Loan                         at 3/31/02
NA1           N/A                   N/A                N/A            N/A                       N/A

NA2           N/A                   N/A                N/A            N/A                       N/A

NAGP          Royal Bank            $274,012,386       2.80%          10/29/01-11/29/01
              of Scotland           $ 84,116,315       2.52%          11/13/01-11/29/01
                                    $359,729,122       2.50%          11/29/01-12/31/01
                                    $360,000,000       2.35%          12/31/01-01/31/02
                                    $360,000,000       2.28%          01/31/02-02/28/02
                                    $360,000,000       2.26%          02/28/02-03/19/02         N/A



Reporting Requirement No. 6: The amount and terms of any short-term debt issued by PacifiCorp or by any PacifiCorp Subsidiary, and a list of the deposits and withdrawals by any PacifiCorp or any PacifiCorp Subsidiary from Money Pool.

         Response:

Short-Term Debt Issued by PacifiCorp
During the Reporting Period

(excluding money pool borrowings reported below)



                           Description/Terms     Amount            Maximum     Balance at
Utility Subsidiary              of Debt         Issued (USD)     Outstanding    03/31/02


PacifiCorp                  Commercial Paper   $8,172,709,000    *247,503,000    $176,583,000

*Total Amount Issued during the reporting period includes aggregate total of each overnight borrowing (average overnight trade $62,000,000 each day)and all other issues, some of which represent rollovers.

Commercial Paper issued with a rate range of 1.81% to 3.31%.

No Money Pool borrowings were made during the reporting period.

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


                                       Net Amount       Net Amount
                                     on Deposit     of Borrowings

PACIFICORP                               $0              $13,157,906

PACIFICORP GROUP HOLDINGS             $247,907,884       $12,751,249

PACIFICORP FINANCIAL SRVS             $6,135,211         $0

PACIFICORP POWER MARKETING            $0                 $246,685,585

PACE                                  $374,818           $0

PKE                                   $6,241,220         $0

PIMI                                  $0                 $0

PMI                                   $12,161,297        $0

PACIFICORP TRANS                      $0                 $225,690
                                      --------------     -----------
                                      $272,820,430       $272,820,430


* A list of all deposits and withdrawals during the reporting period for each company is available to the SEC staff upon request.

Reporting Requirement No. 7: The amount and terms of any nonexempt financings consummated during the period by PacifiCorp during the reporting period.

        Response:  None

Reporting Requirement No. 8: The amount and terms of any nonexempt financings consummated by any non-utility PacifiCorp Subsidiary.

         Response: None

Reporting Requirement No. 9: A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of ScottishPower and PacifiCorp.

         Response:

For ScottishPower see Exhibits A-3 attached hereto.

For the PacifiCorp Group companies, please see Exhibit A-4 attached hereto.

Reporting Requirement 10: Copies of ScottishPower's filings on Form 20-F and semiannual reports to shareholders.

         Response:      Filed under cover of Form SE as Exhibit A-5.


SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-9669) to be signed on its behalf by the undersigned thereunto duly authorized.

SCOTTISH POWER PLC



By: /s/ David T. Nish
    -------------------------
          David T. Nish
         Finance Director

Date:  June 28, 2002

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

                                  EXHIBIT INDEX

Exhibit No.                         Description                                 Page
-------------                       ------------                                -----

Exhibit                             A-1 Aggregate Amount of ScottishPower/      Filed herewith
                                    PacifiCorp Securities Issued Since
                                    October 1, 2001 and Outstanding as of the
                                    End of the Reporting Period

Exhibit A-2                         Retained Earnings Analysis                  Filed herewith
                                    of PacifiCorp

Exhibit A-3                         ScottishPower                               Filed herewith
                                    March 31, 2002 Rule 24
                                    Capitalization Table

Exhibit A-4                         Capital Structure of                        Filed herewith
                                    PacifiCorp Group Companies

Exhibit A-5                         Copies of ScottishPower's                   Filed under cover
                                    Filing on Form 20-F and                     of Form SE
                                    semiannual reports to
                                    shareholders